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SECURITIES AND EXCHANGE COMMISSION

06005586

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) *

1295 State Street
(No. and Street)

Springfield, (City) MA (State) 01111-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter G. Lahaie 413-737-8400
(Area Code - Telephone Number)

* Formally 1414 Main Street, Springfield, MA 01144-1013 changed 2/24/2006

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

One Financial Plaza, 755 Main Street, (Address) Hartford, (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter G. Lahaie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Distributors, LLC ,as of December 31, 2005, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN E. SAKOWICZ
NOTARY PUBLIC
COMMONWEALTH of MASSACHUSETTS
MY COMMISSION EXPIRES
MAY 14, 2010

Signature

Vice President and CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- - (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- - (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- - (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- - (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- - (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- - (m) A copy of the SIPC Supplemental Report.
- - (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [x] (o) Independent Auditor's Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

MML Distributors, LLC
(SEC File Number 8-48203)

Financial Statements and Supplemental Schedule
Year Ended December 31, 2005
And Independent Auditors' Report
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a public document.

MML DISTRIBUTORS, LLC

Table of Contents

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

To the Members of
MML Distributors, LLC:

We have audited the accompanying statement of financial condition of MML Distributors, LLC (the "Company") as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MML Distributors, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Hartford, CT
February 28, 2006

MML DISTRIBUTORS, LLC

Statement of Financial Condition
December 31, 2005
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	1,362
Investments not readily marketable		176
Due from affiliates		119
Taxes receivable		158
Total assets	$	1,815
Liabilities and Member's Equity		
Due to affiliates	$	467
Accounts payable and accrued expenses		15
Deferred tax liability		45
Total liabilities		527
Members' Equity:		
Members' equity		16,275
Accumulated deficit		(14,987)
Total members' equity		1,288
Total liabilities and members' equity	$	1,815

See notes to financial statements.

MML DISTRIBUTORS, LLC

Statement of Operations
For the Year Ended December 31, 2005
(Dollars in thousands)

Revenues		
Commissions	$	19,481
Trail commissions		6,496
Distribution fees		1,112
Other income		153
Total revenues		27,242
Expenses		
Commissions		25,977
General and administrative expenses		1,641
Total expenses		27,618
Loss before income taxes		(376)
Income tax benefit		135
Net loss	$	(241)

See notes to financial statements.

MML DISTRIBUTORS, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2005
(Dollars in thousands)

	Members' Equity	Accumulated Deficit	Total Members' Equity
Balance - January 1, 2005	$ 16,275	$ (14,746)	$ 1,529
Net loss	-	(241)	(241)
Balance - December 31, 2005	$ 16,275	$ (14,987)	$ 1,288

See notes to financial statements.

MML DISTRIBUTORS, LLC

Statement of Cash Flows
For the Year Ended December 31, 2005
(Dollars in thousands)

Cash Flows from Operating Activities		
Net loss	$	(241)
Adjustments to reconcile net loss to cash used in operating activities		
Unrealized gains on investments not readily marketable		(125)
Deferred taxes		45
Changes in assets and liabilities:		
Decrease in due from affiliates		747
Increase in taxes receivable		(158)
Decrease in due to affiliates		(399)
Increase in accounts payable and accrued expenses		15
Net cash used in operating activities		(116)
Net decrease in cash and cash equivalents		(116)
Cash and cash equivalents at beginning of year		1,478
Cash and cash equivalents at end of year	$	1,362

See notes to financial statements.

(Dollars in thousands)

1. Organization

MML Distributors, LLC (the "Company") is a limited liability company organized on November 10, 1994 under the Connecticut Limited Liability Act. The Company is owned by two members: Massachusetts Mutual Life Insurance Company ("MassMutual"), with a 99% interest, and MassMutual Holding Company, with a 1% interest.

The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is licensed as a broker/dealer in all 50 states, Puerto Rico and the District of Columbia. It has entered into agreements with affiliates from which it receives commission and distribution fee income.

2. Significant Accounting Policies

Cash and Cash Equivalents – The Company considers any investment with an original maturity of three months or less to be a cash equivalent. The Company maintains its cash and some of its cash equivalents in a money market fund managed by a related party (see Note 3). Cash segregated under federal regulations, of which there was $0 at December 31, 2005, includes funds held in a separate bank account for the exclusive benefit of the Company's customers, in accordance with the regulations of the SEC.

Investments not readily marketable – Investments in not readily marketable securities are carried at estimated fair market value. Investments consist of common shares of a NASDAQ private placement. In addition, the Company holds warrants that are exercisable, at $16 per share, for 1,500 shares of voting trust certificates representing NASDAQ common stock and expire in June 2006. Because of restrictions on the warrants and lack of an available market to sell the warrants or the underlying securities, if exercised, the Company has valued the warrants at $0 as of December 31, 2005.

Investment Income – Investment income is recorded on an accrual basis and included in other income.

Revenue and Expense – Commission revenue and related expenses are recorded on the trade date. Trail commission revenue represents 12b-1 fees paid to the Company by fund companies. Distribution fees are recorded on an accrual basis.

General and Administrative Expenses – General and administrative expenses are recorded on an accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short maturities of these assets and liabilities.

(Dollars in thousands)

Income Taxes – The Company accounts for income taxes and related accounts under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis difference reverse.

3. Related-Party Transactions and Agreements

The Company is party to various related party transactions. Revenue earned and expenses incurred related to these transactions are not necessarily indicative of the amounts that would be recognized if these transactions were with a third party.

Through distribution agreements, the Company was the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, C.M. Life Insurance Company ("C.M. Life"), a wholly owned subsidiary of MassMutual, and MML Bay State Life Insurance Company ("MML Bay State"), a wholly owned subsidiary of C. M. Life, for the year ended December 31, 2005. Independent brokers appointed by MassMutual sell these policies and contracts for which they receive commissions. For the year ended December 31, 2005, the Company recognized $19,481 of commission revenue, $6,496 of trail commission revenue, and $25,977 of commission expense from MassMutual, C.M. Life, and MML Bay State. Pursuant to these agreements with MassMutual, C.M. Life, and MML Bay State, the Company is paid distribution fees for expenses incurred. For the year ended December 31, 2005, $1,112 in distribution fees were earned by the Company collectively from MassMutual, C.M. Life, and MML Bay State. As of December 31, 2005, the Company has recorded a due from affiliate of $119 for distribution fees receivable.

The Company has service agreements with MassMutual and MML Investors Services, Inc. ("MMLISI"), an indirect wholly owned subsidiary of MassMutual, which provide for the performance by MassMutual and MMLISI of certain services for the Company including, but not limited to, information systems, compliance, accounting, legal, and other general corporate services. Under these service agreements, the Company pays a management fee equal to MassMutual and MMLISI's allocated costs related to the Company. The management fee for the year ended December 31, 2005 was $1,112 and is included in general and administrative expenses.

As of December 31, 2005, the Company had $839 invested in the Oppenheimer Money Market Fund A (included in cash and cash equivalents), managed by Oppenheimer Funds, Inc. ("OFI"). OFI is owned by Oppenheimer Acquisition Corporation, which is a controlled subsidiary of MassMutual. For the year ended December 31, 2005, the Company received $22 in investment income, which is included in other income.

4. Regulatory Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio (ratio of aggregate indebtedness to net capital) would exceed 10 to 1. The Company has elected to operate under the alternative method of calculating its minimum net capital. Accordingly, the minimum net capital required is $250. At December 31, 2005, the Company had net capital of $808, which was $558 in excess of its required net capital.

(Dollars in thousands)

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1). To qualify for the exemption under Rule 15c3-3 (k)(1), the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; the Company must also promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

5. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $300. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

6. Litigation and Regulatory Inquiries

Although the Company may, from time to time, become involved in various governmental and administrative proceedings or regulatory investigations and inquiries, there are currently no such proceedings, investigations or pending regulatory inquiries.

In 2005, the Company settled matters with the NASD in connection with certain findings of its examinations of the Company without the need of formal proceedings in the amount of $290.

7. Income Taxes

A tax sharing agreement covers the members of the MassMutual consolidated group and all single member limited liability companies owned by the consolidated group members (collectively, the "Parties"). That agreement generally requires each Party to pay MassMutual to the extent its activity increases the consolidated federal income tax liability, and requires MassMutual to pay each Party to the extent the Party's activity decreases the consolidated federal income tax liability. These tax-sharing payments are calculated and paid on a quarterly basis. As of December 31, 2005, $158 was receivable from MassMutual for income taxes.

(Dollars in thousands)

The components of income taxes included in the statement of operations for the year ended December 31, 2005 are as follows:

Income tax provision (benefit):	$
Current:	
Federal	(173)
State	(7)
Total current	(180)
Deferred:	
Federal	$ 43
State	2
Total deferred	45
Total income tax benefit	$ (135)

A reconciliation of the differences between the income tax benefit and the amount computed by applying the prevailing corporate U.S. Federal tax rate to the pre-tax loss in the financial statements for the year ended December 31, 2005 is as follows:

Loss before income taxes	$ (376)	
Benefit for income taxes at the U.S. Federal rate	$ (132)	35.0%
Benefit for state and local taxes, net of Federal benefit	(3)	0.9%
Income tax benefit	$ (135)	35.9%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2005, the Company had a deferred tax liability of $45 which is related to unrealized gain on investments.

The United States Internal Revenue Service ("IRS") has completed its examination of the Company's income tax returns through the year 2000 and is currently examining the years 2001 through 2003. Management believes any adjustments that may result from such examinations will not materially affect the Company's financial position or liquidity. The outcome of a particular matter may be material to the Company's operating results for a particular period depending upon, among other factors, the size of the matter and the level of the Company's income for the period.

MML DISTRIBUTORS, LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005
(Dollars in thousands)

Total Members' Equity	$	1,288
Less nonallowable assets and haircuts:		
Investments not readily marketable		176
Due from affiliates		119
Taxes receivable		158
Other assets		10
Haircuts on security positions		17
Net Capital		808
Minimum Net Capital Required to be Maintained		250
Net Capital in Excess of Minimum Requirements	$	558

RECONCILIATION OF NET CAPITAL PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5 - There are no material differences between the computation of net capital as stated above and the corresponding computation prepared by, and included in, the Company's unaudited Part IIA Focus Report as filed.

See accompanying independent auditors' report.

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
MML Distributors, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of MML Distributors, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Hartford, CT
February 28, 2006